3/11

BB 3/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

[redacted]

03013463

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSING FEB 28 2003 SECTION

SEC FILE NUMBER
8 - 51435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marblehead Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue, Suite 201
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Sarrett (212) 610-2620
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

Jeffrey Sarrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marblehead Trading, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Director

Title

Notary Public

CAROL A. SCALI
Notary Public State of New York
No. 01SC5067921
Qualified in Kings County
Commission Expires October 28, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARBLEHEAD TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

MARBLEHEAD TRADING, LLC

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To The Member
Marblehead Trading, LLC

We have audited the accompanying statement of financial condition of Marblehead Trading, LLC as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 6 to the financial statements, the Company is a broker-dealer registered with the SEC and is also considered to be an investment company under accounting principles generally accepted in the United States of America. As such, the Company is subject to certain disclosure requirements that would otherwise not be required of a broker-dealer. The Company's management has elected to omit the condensed schedule of investments, as is currently required under accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of the condensed schedule of investments discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marblehead Trading, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
February 14, 2003

MARBLEHEAD TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	331
Securities owned, at market		988,980
Due from clearing broker		3,604,744
Other assets		10,000
	$	4,604,055
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold short, not yet purchased, at market	$	514,300
Member's equity		4,089,755
	$	4,604,055

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Marblehead Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the American Stock Exchange. The Company is wholly owned by Marblehead Partners, L.P. (the "Partnership") and was organized for the purpose of trading in securities and options for its own account.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market. Gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The Company does not record a provision for income taxes because the individual member reports its share of the Company's income or loss on its income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of the American Stock Exchange and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $4,058,000, which was approximately $3,958,000 in excess of its minimum requirement of $100,000.

3. Due from clearing broker

Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

4. Related party transactions

In accordance with the Limited Partnership Agreement of Marblehead Partners, L.P., the Partnership bears all overhead costs and other expenses incurred by or on behalf of the Company.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Condensed schedule of investments and disclosure of financial highlights

The Company is a broker-dealer registered with the SEC and is also considered to be an investment company under accounting principles generally accepted in the United States of America. As such, the Company is subject to certain disclosure requirements that would otherwise not be required of a broker-dealer. The Company's management has elected to omit the condensed schedule of investments and the disclosure of financial highlights, both of which are required for investment companies in accordance with accounting principles generally accepted in the United States of America.